Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Royal Group Technologies Limited (the "Company")
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7

Item 2	Date of Material Change
October 28, 2004

Item 3	News Release
A press release was issued on October 28, 2004 in Toronto, Ontario and disseminated across Canada by CCN Matthews.

Item 4	Summary of Material Change
On October 28, 2004, the Company announced that the Staff of the Ontario Securities Commission provided the Company with a copy of a second Production Order (the "Second Order") addressed to the Vice President and Chief Security Officer of Scotiabank. The Second Order was issued on October 25, 2004 by a Justice in Ontario. Receipt of the first Production Order (the "First Order") was disclosed by the Company on October 15, 2004.

The Second Order, which relates to the time period between January 1, 1996 to present, requires that certain documents be provided by Scotiabank to the RCMP in relation to certain individuals and a number of entities, including Royal Group and certain related companies. The documents requested relate to bank accounts and other banking information.

In support of the document request, the Second Order lists six allegations of actions contrary to the Criminal Code. These allegations are similar to the allegations in the First Order but name, in addition to the individuals named in the First Order, Ron Goegan, the current chief financial officer of the Company, and Fortunato Bordin and Domenic D'Amico, both of whom are non-executive employees of the Royal Group and have been significant shareholders of the Company. The Second Order also includes an allegation of stealing money from the Company of a value exceeding $5,000. The new allegation names Vic De Zen, Doug Dusmuir, Gary Brown, Fortunato Bordin and Domenic D'Amico but does not name Ron Goegan. The Company has not been provided with any particulars of these allegations.

Item 5	Full Description of Material Change
Please see the press release attached hereto as Schedule "A".

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information
Not applicable.

Item 8	Executive Officer
For further information, please contact:

Mark Badger
Vice President, Marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9	Date of Report
November 7, 2004

Schedule "A"

NEWS RELEASE TRANSMITTED BY CCNMatthews
FOR: ROYAL GROUP TECHNOLOGIES LIMITED

TSX SYMBOL: RYG.SV
NYSE SYMBOL: RYG

OCTOBER 28, 2004 - 08:51 ET

OSC Provides Royal Group Technologies With New Production Order Issued by the RCMP to Scotiabank

TORONTO, ONTARIO--(CCNMatthews - Oct. 28, 2004) - Royal Group Technologies Limited (RYG: TSX, NYSE) today announced that late yesterday the Staff of the Ontario Securities Commission (OSC) provided the company with a copy of a second Production Order (the Second Order) addressed to the Vice President and Chief Security Officer of Scotiabank. The Second Order was issued on October 25, 2004 by a Justice in Ontario. Receipt of the first Production Order (the First Order) was disclosed by the company on October 15, 2004.

The Second Order, which relates to the time period between January 1, 1996 to present, requires that certain documents be provided by Scotiabank to the RCMP in relation to certain individuals and a number of entities, including Royal Group and certain related companies. The documents requested relate to bank accounts and other banking information.

In support of the document request, the Second Order lists six allegations of actions contrary to the Criminal Code. These allegations are similar to the allegations in the First Order but name, in addition to the individuals named in the First Order, Ron Goegan, the current chief financial officer of the company, and Fortunato Bordin and Domenic D'Amico, both of whom are nonexecutive employees of the Royal Group and have been significant shareholders of the company. Based on the Kroll report (referred to below), the company believes that, as of December 31, 2003, Fortunato Bordin and Domenic D'Amico had a 20% and 15% interest in Royal St. Kitts Beach Resort Limited (the Resort), respectively, and Ron Goegan had a 0.0195% interest in the Resort. The Second Order also includes an allegation of stealing money from the company of a value exceeding $5,000. The new allegation names Vic De Zen, Doug Dusmuir, Gary Brown, Fortunato Bordin and Domenic D'Amico but does not name Ron Goegan. The company has not been provided with any particulars of these allegations.

As previously disclosed, the company's board of directors established in late December 2003 a special committee (the Special Committee) comprising independent directors to conduct an independent investigation related to the OSC and RCMP investigations into transactions involving the company and the Resort. The company has never been provided by the OSC or the RCMP with the particulars of allegations relating to these investigations.

The Special Committee retained Kroll Linquist Avey (Kroll) to assist in the independent investigation. Kroll concluded in its report, which was issued in April 2004, that there was no evidence of conduct or actions calculated to improperly shift costs to the company from the Resort. Kroll had reviewed its work plan with the OSC prior to commencing its work to ensure that the scope of the work would be appropriate to address the concerns raised by the OSC. A summary of the Kroll report is contained in the company's news release dated April 29, 2004. Following the Kroll report, and based on all of the available information at that time, the Special Committee recommended that no further investigative action be taken at that time.

On October 21, 2004, the board expanded the Special Committee to include all five independent directors and widened its mandate. Its expanded mandate includes the following in the context of the investigations and inquiries by the securities regulatory authorities and the RCMP (and any similar or related investigations and inquiries that may be commenced by these or other authorities).

- All communication and other dealings with the securities regulatory authorities and law enforcement agencies will be either undertaken by, or co-ordinated through, the Special Committee.

- All news releases and other communications with the public and the media will be undertaken by, or co-ordinated through, the Special Committee.

- The Special Committee will make determinations with respect to the role within the company of any individuals who are currently involved in, or subsequently become involved in, any regulatory or law enforcement investigations and/or proceedings.

"Royal Group is continuing to cooperate fully with the RCMP, including its recent gathering of voluminous materials arising from communications with the RCMP and in anticipation of their review," said James Sardo, Chair of the Special Committee. "Effectively, this remains an investigation of unproven allegations."

"Based on the information now available to the independent directors," Mr. Sardo continued, "particularly the extensive investigation conducted by Kroll, and in the absence of any new or contrary evidence or information, the independent directors continue to fully support both Mr. Dunsmuir and Mr. Goegan. We continue to believe that it is important that Royal Group's management team be able to focus on operating the company and growing its revenues and profitability for the benefit of all shareholders. Accordingly, as previously stated, the special committee will be responsible for assisting with all matters related to the ongoing investigations."

As first stated in the company's news release dated April 29, 2004, the OSC had advised Royal Group that the RCMP's investigation may produce results which are material to the company, most specifically in relation to its past financial disclosure and certain trading. Accordingly, the OSC retains an investigative interest in the matter.

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based building products, serving the home improvement, consumer and construction sectors of the market. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and distribution services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal Group's products are sold; market acceptance and demand for Royal Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations or administrative or intellectual property disputes; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of October 28, 2004 and Royal Group disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Royal Group Technologies Limited
James Sardo
Chairman of the Special Committee
(905) 828-9943
or
Wertheim + Company Inc.
Richard Wertheim
(416) 594-1600
wertheim@wertheim.ca